   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1999
                                              REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              AT HOME CORPORATION
           (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      77-0408542
       (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

                              425 BROADWAY STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 569-5000
 (ADDRESS AND TELEPHONE NUMBER OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               KENNETH A. GOLDMAN
                            CHIEF FINANCIAL OFFICER
                              AT HOME CORPORATION
                              425 BROADWAY STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 569-5000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF THE REGISTRANT'S AGENT FOR SERVICE)

                                   COPIES TO:

           GORDON K. DAVIDSON, ESQ.                       JANE D. GOLDSTEIN, ESQ.
          WILLIAM R. SCHREIBER, ESQ.                            ROPES & GRAY
             THOMAS J. HALL, ESQ.                         ONE INTERNATIONAL PLACE
              FENWICK & WEST LLP                      BOSTON, MASSACHUSETTS 02110-2624
             TWO PALO ALTO SQUARE                              (617) 951-7000
         PALO ALTO, CALIFORNIA 94306
                (650) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SHARES        AMOUNTS TO BE       OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
         TO BE REGISTERED              REGISTERED(1)            SHARE(1)              PRICE(1)          REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Series A common stock, $.01 par
  value per share                         919,000               $98.0625            $90,119,438             $25,054
--------------------------------------------------------------------------------------------------------------------------
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

(1) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Series A common stock on the Nasdaq National Market on February 17, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                  AT HOME LOGO

                              AT HOME CORPORATION
                    919,000 SHARES OF SERIES A COMMON STOCK
                           -------------------------

At Home's Series A common stock currently trades on the Nasdaq National Market.
       Last reported sale price on February 18, 1999: $97.0625 per share.
                              Trading Symbol: ATHM
                           -------------------------

                                  THE OFFERING

- The shares offered in this prospectus will be sold from time to time at then prevailing market prices, at prices relating to market prices or at negotiated prices. We are not aware of any underwriting discounts or commissions in connection with this offering.

- All of the shares of Series A common stock offered in this prospectus are being sold by the selling stockholders named on pages 31 and 32 of this prospectus. We will not receive any of the proceeds from the sale of these shares. These shares are being offered on a continuous basis under Rule 415 of the Securities Act until at least December 30, 1999 or the earlier sale of all the shares offered hereby.
                           -------------------------

                                   THE MERGER

On December 17, 1998, we entered into an Agreement and Plan of Merger with Narrative Communications Corp. Pursuant to this agreement, our subsidiary merged with and into Narrative, and Narrative became a wholly owned subsidiary of At Home. The merger became effective on December 30, 1998. All of the shares offered hereby were originally issued by us in connection with the merger.
                           -------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is February   , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     IN CONNECTION WITH THIS OFFERING, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF SUCH INFORMATION IS GIVEN OR REPRESENTATIONS MADE, YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED HEREBY, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. YOU MAY NOT IMPLY FROM THE DELIVERY OF THIS PROSPECTUS, NOR FROM ANY SALE MADE UNDER THIS PROSPECTUS, THAT OUR AFFAIRS ARE UNCHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                           -------------------------

                               TABLE OF CONTENTS

Prospectus Summary...............    3
Risk Factors.....................    7
Available Information............   29
Documents Incorporated by
  Reference......................   30
Use of Proceeds..................   30
Dividend Policy..................   30
Selling Stockholders.............   31
Plan of Distribution.............   35
Legal Matters....................   38
Experts..........................   38

     This prospectus contains forward-looking statements relating to future events or financial results, such as statements indicating that "we believe," "we expect" or "we anticipate" that certain events may occur or certain trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors including those set forth in "Risk Factors" and elsewhere in this prospectus.

     Unless the context otherwise requires, the terms "we," "our," "us," "the company" and "At Home" refer to At Home Corporation, a Delaware corporation.

     @Home, @Home Network, @Media, @Work and the @ball logo are our trademarks and we have registered them in certain jurisdictions. @Work Internet is our service mark. This prospectus also includes trademarks of other companies.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                                  THE COMPANY

     We are the leading provider of broadband Internet services over the cable television infrastructure to consumers. By virtue of our relationships with 18 cable companies in North America and Europe, we have access to approximately
58.7 million homes, which includes exclusive access to over 50% of the households in the United States and Canada. We also provide broadband Internet services to businesses over both the cable television infrastructure and digital telecommunications lines.

     Our primary offering, the @Home service, allows residential subscribers to connect their personal computers via cable modems to a high-speed Internet backbone network developed and managed by us. This service enables subscribers to receive the "@Home Experience," which includes Internet service over hybrid fiber co-axial, or HFC, cable at transmission speeds up to 100 times faster than typical dial-up connections, "always on" connection and rich multimedia programming through our broadband Internet portal. The technology foundation of the @Home Experience is our scalable, distributed, intelligent network architecture (our broadband network), a "parallel Internet" that optimizes traffic routing, improves security and consistency of service, and facilitates end-to-end network management, enhancing our ability to address performance bottlenecks before they affect the user experience.

     Our @Media group has established the @Home launch screen as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. To date, the @Home Experience has generated greater page views per subscriber than are reported by the leading narrowband Internet portal companies. Our @Media group works with content providers to facilitate the creation of rich multimedia broadband content delivered through the @Home portal and to facilitate online transactions and services for @Home subscribers. Multimedia content offerings include on-demand video clips from partners such as Bloomberg and CNN Interactive, on-demand music and CD previews provided by our Tune-In service and low-latency multiplayer gaming from SegaSoft. Electronic commerce partners include Amazon.com, the leading online bookseller, BuyDirect.com, an online software distributor, and Travelocity, a leading online travel site. Our @Media group also sells advertising on a cost per thousand impressions, or CPM, basis as well as on a sponsorship basis. We had 57 advertisers in the fourth quarter of 1998, including Ford, Godiva, Intel, Kodak, Lands' End, Lexus, Mercedes Benz and Starbucks.

     For businesses, our @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructure and digital telecommunications lines. In order to accelerate deployment of the @Work connectivity and hosting solutions into major U.S. metropolitan areas, we have established strategic relationships with Teleport Communications Group, the country's largest competitive local exchange carrier and a subsidiary of AT&T, Northpoint, a provider of digital subscriber line services to businesses, and Exodus, a provider of Internet hosting and network management services. By combining our broadband distributed network architecture with cable, telephone and technology relationships, the @Work services provide a compelling platform for nationwide delivery of network-based business applications. We have developed this platform at a low incremental cost by leveraging our existing broadband network investment. We currently provide @Work services to nearly 1,700 businesses.

     We have entered into distribution arrangements for our @Home service with 16 cable companies in North America whose cable systems pass approximately 57.3 million homes -- Tele-Communications, Inc., Cablevision Systems Corp., Comcast Corporation, Cox Communications, Inc., Rogers Cablesystems Limited, Shaw Cablesystems Ltd., Bresnan Communications Company, Century Communications Corp., Cogeco Cable, Inc., Garden State Cable, Insight Communications, InterMedia Partners IV L.P., Jones Intercable, Inc., Lenfest Communications Inc., Marcus Cable Operating Company, L.P. and Midcontinent Cable Co. Some of these distribution arrangements are subject to the completion of definitive agreements. As of December 31, 1998, approximately 13.2 million of the homes served by these cable partners were passed by upgraded two-way HFC cable, and we believe that our cable partners will complete the upgrade of systems passing a majority of their homes within four years. In order to shorten time to market for cable operators, we provide a turnkey solution, which includes not only a technology platform and a national brand, but also ongoing marketing, customer service, billing and product development support. As of December, 1998, we had launched the @Home service through our cable partners in portions of 59 cities and communities in the United States and Canada and have approximately 331,000 subscribers.

     As part of our strategy to expand into international markets, we have entered into agreements for the distribution of our @Home service by Edon and Palet Kabelcom in the Netherlands. We have entered into an agreement with Intel to create a limited partnership whereby Intel will invest $20 million in @Home Benelux, which operates under the trade name @Home Nederland, to help speed the deployment of broadband services in the Netherlands. We have also initiated distribution programs with leading consumer electronics retailers and computer manufacturers, including CompUSA, Compaq and Dell, to facilitate the sale of the @Home service and cable modems compliant with the new DOCSIS cable modem standard. In addition, we are working with CableLabs and National Digital Television Center, a subsidiary of TCI, to develop advanced digital set-top boxes to provide broadband Internet access via television sets and to accelerate transformation of the Internet into a mass medium.

RECENT EVENTS

     Acquisition of Excite, Inc. On January 19, 1999, we agreed to acquire Excite, Inc. and to issue shares of our Series A common stock, including shares issuable upon the exercise of Excite options and warrants, valued at approximately $6.7 billion at the time of the announcement of the acquisition. Excite is a global Internet media company that attracts approximately 17 million visitors monthly to its www.excite.com and www.webcrawler.com portal Web sites. Excite is based in Redwood City, California. Under the merger agreement, we will issue approximately 1.0419 shares of our Series A common stock in exchange for each outstanding share of Excite common stock. As a result, assuming no exercise of Excite or our outstanding options and warrants, former shareholders of Excite will own approximately 30% of the outstanding shares of our Series A common stock. The acquisition will be accounted for as a purchase and is expected to close in the second quarter of 1999. Although our and Excite's boards of directors have approved the transaction, the acquisition is subject to several conditions, including approval by both companies' stockholders and the expiration of applicable waiting periods under certain antitrust laws. Therefore, there is a risk that the merger may not be consummated, and, even if the merger is consummated, we will face challenges integrating Excite's business with ours.

     Backbone Capacity Contract with AT&T. On January 5, 1999, we announced that we had entered an agreement with AT&T to create a nationwide Internet Protocol network utilizing AT&T's backbone to cost-effectively support broadband services throughout North America over the next 20 years. This new backbone facility, which is scheduled to be deployed in mid-1999, represents a 100-fold increase in our backbone capacity and initially will enable us to support up to five million broadband users. AT&T will first provide us with 2 OC-48 channels, each with the capacity to transport 2.5 gigabits per second of data, over a 15,000 mile optical network. The agreement provides for significant expansion of capacity that allows us to take advantage of the rapid evolution of data transport technology.

     Accounting Change for Certain Warrants. Following discussions with the staff of the Securities and Exchange Commission, we will record as intangible assets and amortize ratably over their remaining lives amounts which were previously expensed in connection with our Cablevision distribution agreement. We had recorded non-cash charges to operations of $172.6 million and $74.5 million in the fourth quarter of 1997 and the first quarter of 1998 related to the agreement. We have reversed these previously expensed amounts and recorded the entire $247.1 million as intangible assets, which will be amortized ratably over their remaining lives. We will carry these intangible assets in our financial statements at the lower of its amortized cost or fair value. These adjustments to our financial statements for the year ended December 31, 1997 and for the first three quarters of 1998 resulted in an increase to assets and stockholders' equity at the end of each of these periods. The reversal of the previously recorded charges to operations, less the amortization of the intangible asset, resulted in a decrease to our previously reported net losses for the fourth quarter of 1997 and the first quarter of 1998 and an increase in the previously reported net losses for the second and third quarters of 1998.

     Acquisition of Narrative Communications Corp. On December 30, 1998, we acquired Narrative for approximately 1.3 million shares of Series A common stock, including shares issuable upon the exercise of outstanding Narrative options, valued at approximately $93.8 million. Narrative, a market leader in rich media advertising and direct marketing solutions for the World Wide Web, is based in Waltham, Massachusetts and has nearly 50 employees. Narrative had a net loss of approximately $5.7 million on revenues of approximately $202,000 in 1997 and had a net loss of $5.8 million on revenues of approximately $621,000 through December 30, 1998, the purchase date. The acquisition was accounted for as a purchase, and approximately $92.4 million of the purchase price was allocated to goodwill and other intangible assets and will be amortized over the respective useful lives of those assets, estimated to be 3.5 years. The remainder of the purchase price, $2.7 million, was charged to operations in the fourth quarter of 1998 as purchased in-process research and development.

     Offering of Convertible Subordinated Debentures. On December 28, 1998, we issued $437.0 million of Convertible Subordinated Debentures in a private offering within the United States to qualified institutional investors. The issue price of each $1,000 debenture was $524.64, or 52.464% of principal amount at maturity, and the effective annual interest rate on the debentures, excluding amortization of the issuance cost, is approximately 4%. Each debenture is convertible at the option of the holder at any time prior to maturity into 6.55 shares of our Series A common stock. The debentures mature on December 28, 2018, and interest on the debentures at the rate of 0.5246% per annum on the principal amount due at maturity is payable semiannually commencing June 28, 1999. We raised approximately $22.4 million of net proceeds from the offering. We intend to use the net proceeds of the offering for general corporate purposes, including working capital and capital expenditures, including those associated with domestic and international expansion and additional backbone capacity. A portion of the net proceeds also may be used to acquire or invest in complementary businesses or products or to obtain the right to complementary technologies.

                                  THE OFFERING

     Each of the shares offered hereby were originally issued by us to the former stockholders of Narrative in connection with our acquisition of Narrative. The shares of our Series A common stock offered hereby represent less than one percent of our outstanding shares of Series A common stock as of the date of this prospectus. The shares offered hereby are being offered on a continuous basis pursuant to Rule 415 of the Securities Act of 1933 during the period of time commencing on the effective date of the registration statement of which this prospectus is a part and ending on December 30, 1999, or such other date as specified in the Rights Agreement dated December 30, 1998 between us and the Narrative stockholders.

Series A common stock that may be
  offered by selling stockholders.......  919,000 shares
Series A common stock to be outstanding
  after this offering...................  106,472,376 shares*
Use of proceeds.........................  We will not receive any proceeds.
Nasdaq National Market symbol...........  ATHM

-------------------------
* This figure is based on the number of shares of Series A common stock outstanding as of February 10, 1999.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS UNPROVEN, AND WE MAY NOT ACHIEVE PROFITABILITY

     We were incorporated in March 1995, and we commenced operations in August 1995; we have incurred operating losses in each fiscal period since our inception. As of December 31, 1998, we had an accumulated deficit of $227.2 million. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network and to market and provide our services to a growing number of potential subscribers. As a result, we expect to incur additional net operating losses before cost and amortization of distribution agreements and amortization of goodwill and other intangible assets for at least the next three quarters.

     The profit potential of our business model is unproven. Our @Home service was available only in portions of 59 geographic markets as of December 31, 1998 and may not achieve broad consumer or commercial acceptance. Although approximately 2,053 organizations have agreed to utilize @Work services as of December 31, 1998, our @Work services may not achieve broad commercial acceptance and the current rate of deployment for @Work services may not be sustained. We have difficulty predicting whether the pricing models for our Internet services will prove to be viable, whether demand for our Internet services will materialize at the prices our cable partners charge for the @Home service or the prices we or our cable partners charge for @Work services, or whether current or future pricing levels will be sustainable. If such pricing levels are not achieved or sustained or if our services do not achieve or sustain broad market acceptance, our business will be significantly harmed. We may never achieve favorable operating results or profitability.

SEVERAL FACTORS MAY INHIBIT THE GROWTH OF THE @HOME SERVICE

     As of December 31, 1998, we had approximately 331,000 cable modem subscribers, including recently acquired Internet subscribers that are being converted to the @Home service. Our ability to increase the number of subscribers to the @Home service to achieve our business plans and generate future revenues will be dependent on a number of factors, many of which are beyond our control. For instance, certain cable partners from time to time have not achieved subscriber levels which we had originally anticipated. These factors include, among others:

     - the rate at which our current and future cable partners upgrade their cable infrastructures

     - our ability and the ability of our cable partners to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades

     - the success of our cable partners in marketing and installing the @Home service in their local cable areas

     - the prices that our cable partners set for the @Home service and for its installation

     - the speed at which our cable partners can complete the installations required to initiate service for new subscribers

     - the commercial availability of DOCSIS-compliant, self-installable modems and the success of our roll-out of these products with the @Home service

     - the quality of customer and technical support provided by us and our cable partners

     - the quality of content on the @Home service

     We believe subscriber growth has been constrained, and will continue to be constrained, by the cost and the amount of time required to install the @Home service for each residential consumer. In addition, our growth has been constrained by the rate at which our cable partners have upgraded their cable systems, and most of our cable partners are not obligated to upgrade their cable infrastructures or market the @Home service. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the @Home service. Because of the preceding factors, among others, our actual revenues or the rate at which we will add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base in accordance with our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased during 1998 does not necessarily indicate the rate at which subscribers may be expected to increase in the future. In particular, while we have recently forecast that our number of subscribers could grow to over 1.1 million by December 31, 1999 from approximately 331,000 subscribers at December 31, 1998, we may not achieve this level of subscriber growth, particularly given the risks set forth here.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     Our operating results may fluctuate significantly due to a variety of factors, many of which are outside our control. Factors that may affect our operating results attributable to our @Home service include:

     - the timing of our cable partners' upgrades of their cable infrastructures and roll-outs of the @Home service

     - the rate at which customers subscribe to our Internet services and the prices subscribers pay for these services

     - changes in the revenue splits between us and our cable partners

     - the demand for electronic commerce

     - the effectiveness of our cable partners' marketing, installation and other operations

     Operating results attributable to our @Work services are dependent on:

     - the demand for, and level of acceptance of, our corporate Internet, intranet and extranet connectivity and telecommuting solutions

     - the introduction of, demand for, and level of acceptance of, our value-added business applications

     - in part, the timing of our cable partners' upgrades of their cable infrastructures

     - the effectiveness of our cable partners' marketing and other operations

     - competitive pressures, including pricing pressure and the availability of competing technologies, in the market for business Internet services

     - the creditworthiness of our @Work customers

     Following discussions with the staff of the Securities and Exchange Commission, we recently restated our financial statements for the year ended December 31, 1997 and the first three quarters of 1998 to record as intangible assets and amortize ratably over their useful lives amounts that were previously expensed in connection with our Cablevision distribution agreement. Our operating results have been and will continue to be adversely affected by significant charges associated with warrants issued to current and potential cable partners in connection with distribution agreements.

     Our quarterly revenues and operating results are difficult to forecast even in the short term. A significant portion of our expenses are fixed in advance based in large part on future revenue forecasts. If revenue is below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending to compensate for the shortfall. Moreover, our cable partners have complete discretion regarding the pricing of the @Home service in their territories, which could further impact our ability to generate revenue. A shortfall in actual compared to estimated revenue could significantly harm our business.

THE SCALABILITY, SPEED AND SECURITY OF OUR NETWORK IS UNPROVEN

     Due to the limited deployment of our services, the ability of our network to connect and manage a substantial number of online subscribers at high transmission speeds is as yet unknown, and we face risks related to our network's ability to be scaled up to its expected subscriber levels while maintaining superior performance. The network may be unable to achieve or maintain a high speed of data transmission, especially as our subscribers increase. In recent periods, the performance of the network has experienced some deterioration in certain markets as a result of subscriber abuse of the @Home service. While we seek to eliminate such abuse by limiting users' upstream bandwidth, our failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for our services. In addition, while we have taken steps to prevent users from sharing files via the @Home service and to protect against "email spamming," public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of our network, may inhibit the acceptance of our Internet services.

WE FACE CHALLENGES MANAGING OUR EXPANDED OPERATIONS AND WE DEPEND ON KEY
PERSONNEL

     We may not be able to successfully manage any future periods of rapid growth or expansion, which we expect to place a significant strain on our managerial, operating, financial and other resources. From time to time, we and our cable partners have had difficulty managing network operations and expansion of backbone capacity and providing adequate customer service or efficient provisioning of new subscribers. A prolonged failure to perform these functions successfully would significantly inhibit subscriber growth and retention. We are highly dependent upon the efforts of our senior management team, and our future performance will depend, in part, upon the ability of senior management to manage growth effectively. This will require us:

     - to implement additional management information systems capabilities

     - to further develop our operating, administrative, financial and accounting systems and controls

     - to maintain close coordination among engineering, accounting, finance, marketing, sales and operations

     - to hire and train additional technical and marketing personnel

There is intense competition for senior management, technical and marketing personnel in the areas of our activities. The loss of the services of any of our senior management team or the failure to attract and retain additional key employees could significantly harm our business. We maintain no key-person life insurance.

WE DEPEND ON TWO-WAY CABLE MODEMS BASED UPON A NEW INDUSTRY STANDARD

     Each of our subscribers currently must obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has recently adopted a set of interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing interoperable cable modems. We believe that these specifications, together with our distribution relationships with CompUSA, Compaq and Dell, will facilitate the growth of the cable modem industry and the availability of lower cost, interoperable cable modems through retail channels. However, certain of our cable partners have chosen to delay some deployments of the @Home service until the widespread commercial availability of DOCSIS-compliant cable modems. Our subscriber growth could be constrained and our business could be significantly harmed if our cable partners choose to slow the deployment of the @Home service further, as a result of the timing of widespread commercial availability of DOCSIS-compliant cable modems or otherwise. Cable modems that are DOCSIS-compliant are not expected to be available in significant quantities until at least the second quarter of 1999. Although multiple vendors are expected to supply DOCSIS-compliant cable modems and their constituent components, any cable partner's reliance on a single provider of these modems or components could cause that cable partner to be unable to generate expected subscriber growth for the @Home service if the supplier does not provide the cable partner with a sufficient quantity of DOCSIS-compliant modems.

OUR MARKETS ARE HIGHLY COMPETITIVE

     The markets for consumer and business Internet services and online content are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors are other providers of cable-based Internet services, unaffiliated cable companies, national long-distance and local exchange carriers, Internet and online service providers, and Internet content aggregators.

     We compete with other cable-based services. Our competitors in the cable-based services market are those companies that have developed their own cable-based services and market those services to unaffiliated cable system operators that are planning to deploy data services. In particular, Time Warner Inc. and MediaOne Group have deployed high-speed Internet access services over their existing local HFC cable networks through their cable-based Internet service, Road Runner, which features a variety of proprietary content from Time Warner Publications. Time Warner's substantial libraries of multimedia content could provide Road Runner with a significant competitive advantage. In June 1998, Microsoft and Compaq each invested $212.5 million in Road Runner and announced that Microsoft will provide software for the Road Runner service and that Compaq will produce cable-ready personal computers to be used with the service. Time Warner and MediaOne plan to market the Road Runner service through their own cable systems as well as to other cable system operators nationwide. Although we do not presently compete directly

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with the Road Runner service for subscribers because Road Runner is offered over different cable systems than those that carry the @Home service, we do compete with the Road Runner service in seeking to establish distribution arrangements with cable system operators. Furthermore, if and when our existing cable partners cease to be subject to their exclusivity obligations, we may compete with Road Runner and potentially other Internet service providers for distribution over the cable systems of our cable partners. In addition, other cable system operators, including Adelphia Communications Corporation, have launched their own cable-based Internet services that could compete with our services.

     We also compete with other high-speed telecommunications technologies. Long distance inter-exchange carriers, such as AT&T, MCI Worldcom and Sprint have deployed large-scale Internet access networks and sell connectivity to business and residential customers. The regional Bell operating companies and other local exchange carriers have also entered this field and are providing price competitive services. Many such carriers are offering diversified packages of telecommunications services, including Internet access, to residential customers and could bundle these services together, which could put us at a competitive disadvantage. Many of these competitors are offering or may soon offer technologies that will compete with some or all of our high-speed data service offerings. These technologies include integrated services digital network (ISDN) and asymmetric digital subscriber line (ADSL). In January 1998, technology companies including Compaq, Intel and Microsoft together with numerous telecommunications providers announced an initiative to develop a simplified version of ADSL, referred to as "ADSL Lite," which is intended to reduce the complexity and expense of installing Internet services based on ADSL. Also, in October 1998, the International Telecommunications Union adopted an ADSL standard called G Lite. Widespread commercial acceptance of ADSL technologies could significantly reduce the potential subscriber base for our Internet services, which could significantly harm our business.

     We compete with other online services. We also compete with Internet service providers that provide basic Internet access to residential consumers and businesses, generally using existing telephone network infrastructures. While not offering the advantages of broadband access, these services are widely available and inexpensive. In addition, we compete with online service providers such as America Online, Inc. that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer videoconferencing. These services currently are designed for broad consumer access over telecommunications-based transmission media, which enables the provision of data services to the large group of consumers who have personal computers with modems. America Online and Bell Atlantic have recently entered into an agreement whereby America Online will offer its Internet services using Bell Atlantic's advanced digital subscriber line infrastructure. Online service providers also provide basic Internet connectivity, ease of use and consistency of environment. In addition to developing their own content or supporting proprietary third-party content developers, online services often establish relationships with traditional broadcast and print media outlets to bundle their content into the service.

     We compete with content aggregators and Internet portals. Finally, we compete with content aggregators and Internet portals that seek to capture audience flow by providing ease-of-use and offering content that appeals to a broad audience. Leading companies in this area include America Online, Yahoo! Inc. and Lycos, Inc. In this market, competition affects existing and potential relationships with both content providers and subscribers. The principal bases of competition in attracting content providers include quality of demographics, audience size, cost-effectiveness of the medium and ability to create

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

differentiated experiences using aggregator tools. The principal bases of competition in attracting subscribers include richness and variety of content and ease of access of the desired content. Many online service providers, such as America Online, have the advantage of large customer bases, industry experience, many content partnerships and significant resources.

     Many of our competitors have more resources than we do. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than we could. We may not be able to compete successfully against current or future competitors, and competitive pressures could significantly harm us. Further, as a strategic response to changes in the competitive environment, we and our cable partners may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could significantly harm us.

WE FACE CHALLENGES ASSOCIATED WITH OUR JOINT DEVELOPMENT EFFORT WITH TCI

     We were selected by TCI to develop software and provide integration services for TCI's next generation advanced digital set-top devices. Although we believe this relationship could enable us to expand our product line and market the @Home service to a broader audience of consumers who do not regularly use a personal computer, the agreement does not require that TCI deploy the @Home service on these set-top devices, and we cannot predict when these set-top devices will become commercially available. Notwithstanding our agreement with TCI, we cannot deploy set-top device Internet services over the cable infrastructure of TCI or our cable partners without their consent.

     In addition to the technological, financial and infrastructure challenges TCI faces in deploying the new set-top devices, the success of this development effort is subject to:

     - the technological and operational challenges of providing and supporting email and other Internet services to set-top device users

     - competition from alternative Internet service providers and deployment technologies

     - the degree to which consumers desire Internet services, including email, on their televisions

In addition, our cable partners can work with third parties to develop and deploy set-top devices, and even if they do choose to work with us, our revenue split on any fees generated from services deployed on these devices may differ from our revenue split with respect to our current high-speed cable Internet services.

OUR DEPENDENCE ON OUR NETWORK EXPOSES US TO A SIGNIFICANT RISK OF SYSTEM FAILURE

     Our operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity we require, as a result of natural disaster, operational disruption

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

or any other reason, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could significantly harm our business.

WE MUST RESPOND TO RAPID TECHNOLOGICAL CHANGE

     The markets for consumer and business Internet access services and online content are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our network, Internet content and consumer and business services, particularly in response to competitive offerings. We may not be successful in responding quickly, cost effectively and sufficiently to these developments. There may be a time-limited market opportunity for our cable-based consumer and business Internet services, and we may not be successful in achieving widespread acceptance of our services before competitors offer products and services with speed and performance similar to or better than our current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require that we make substantial expenditures to modify or adapt our network, products and services. This could fundamentally affect the character, viability and frequency of Internet-based advertising and content services. Finally, new Internet or telecommuting services or enhancements that we offer may contain design flaws or other defects.

YEAR 2000 ISSUES COULD AFFECT OUR BUSINESS

     If our internal and network information systems do not correctly recognize and process date information beyond the year 1999, we may not be able to conduct operations. To address these Year 2000 issues, we and our majority shareholder, TCI, have initiated a comprehensive program to address Year 2000 readiness in our systems and with our customers' and suppliers' systems. The program has been designed to gather information regarding the Year 2000 compliance of products and services that we require to deploy our residential and commercial Internet services. Under the program, assessment and remediation are proceeding in tandem, and we intend to have our critical systems in Year 2000 compliance by June 30, 1999. These activities encompass all major categories of systems that we use, including network management, customer service and business operations. The costs incurred to date related to the program have not been material. We currently expect that the total cost of our Year 2000 readiness program will not exceed $750,000 in 1999. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost estimate is based on the current assessment of our Year 2000 readiness needs and is subject to change as the program proceeds.

     As part of our normal course of operations, we are currently in the process of transitioning to or implementing new computer software for our accounting, billing, network management, human resources and other management information systems. We are assessing and testing these systems for Year 2000 compliance and will implement changes to these systems, if necessary. The successful implementation of these new systems is crucial to the efficient operation of our business. However, we may not implement our new systems in an efficient and timely manner, and the new systems may not be adequate to support our operations. Problems with installation or initial operation of the new systems could cause substantial difficulties in operations planning, business management and financial reporting, which could significantly harm our business, financial condition and results of operations. The cost of bringing our new systems into Year 2000

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

compliance, if necessary, is not expected to have a material effect on our financial condition or results of operations.

     We have also initiated formal communications with many of our significant suppliers to determine the extent to which we are vulnerable to these suppliers' failure to remedy their own Year 2000 issues. We have already received assurances of Year 2000 compliance from a number of those suppliers. Most of the suppliers have no contractual obligations under existing contracts to provide us with this information. We are taking steps with respect to new supplier agreements to seek assurance that the suppliers' products and internal systems are Year 2000 compliant. Despite these assurances, we may still experience supplier-related Year 2000 problems.

     Although we currently expect that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems or a failure to fully identify all Year 2000 dependencies in our existing system and in the systems of our suppliers could have material adverse consequences. Therefore, we are developing, but do not yet have, contingency plans for continuing operations in the event these problems arise.

WE FACE CHALLENGES EXPANDING INTERNATIONALLY

     A key component of our strategy is expansion into international markets. To date, we have developed distribution relationships only with United States, Canadian and Dutch cable system operators. We have extremely limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business internationally, such as:

     - regulatory requirements (including the regulation of Internet access)

     - legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions

     - export and import restrictions

     - tariffs and other trade barriers

     - difficulties in staffing and managing foreign operations

     - longer payment cycles

     - problems in collecting accounts receivable

     - fluctuations in currency exchange rates

     - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world

     - potential inability to use European customer information due to new European governmental regulations

     - potential adverse tax consequences

     One or more of these factors could significantly harm our international operations and therefore our business.

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

OUR BUSINESS MAY BE IMPACTED BY CABLE UNBUNDLING PROPOSALS AND OTHER GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     Federal regulation could harm our business. Currently, our services are not directly subject to regulations of the Federal Communication Commission or any other federal or state communications regulatory agency. However, changes in the regulatory environment relating to the Internet market, including regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from the regional Bell operating companies or other telecommunications companies, could affect our pricing or ability to market our services successfully. For example, regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our services. Similarly, legislation considered in the last Congress, which would have restricted the use of subscriber information by interactive computer services for marketing and other purposes, could adversely affect the marketing of our services as well as our revenue from advertising.

     Local franchise authorities could seek to regulate our services. Many of our United States cable partners' local cable affiliates have elected to classify the provision of the @Home service as additional cable services under their respective local franchise agreements, and to pay franchise fees in accordance with those agreements. Local franchise authorities may attempt to subject cable systems to higher or other franchise fees or taxes or otherwise require cable operators to obtain additional franchises in connection with their distribution of the @Home service. There are thousands of franchise authorities, and thus it will be difficult or impossible for us or our cable partners to operate under a unified set of franchise requirements.

     The FCC could require our cable partners to grant our competitors access to the cable infrastructure. America Online, MindSpring Enterprises, Inc., Consumers Union and other parties have requested the FCC to require cable operators to provide Internet and online service providers with unbundled access to the cable infrastructure. In the event that the FCC were to require third-party access to the cable infrastructure, Internet and online service providers could potentially provide services over the cable infrastructure of our cable partners that compete with our services. If the FCC or another governmental agency were to classify our cable partners as common carriers of Internet services, or if they were to seek such classification as a means of protecting themselves against liabilities, our rights as the exclusive residential high-speed Internet service provider over the systems of our United States cable partners could be lost. In addition, if we or our United States cable partners were classified as common carriers, these cable partners could be subject to government-regulated tariff schedules for the amounts they could charge for our services.

     Local agencies may require third party access. The third party access issue has also been raised in proceedings before local governments. Local governments must approve the transfer of TCI's cable systems to AT&T in connection with the AT&T's acquisition of TCI. America Online, U S West and some Internet service providers have asked local governments to impose a third-party access requirement on TCI as a condition to approving the transfer, and Portland and Multnomah County, Oregon have imposed such a condition. AT&T and TCI have challenged this action in Federal District Court. Seattle and King County, Washington, are considering a similar condition. Other local governments are considering imposing third-party access requirements on cable operators in franchise renewal proceedings and in connection with transfers of cable systems between cable operators.

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

     Canadian regulation could affect our business. Rogers and Shaw have informed us that, due to certain Canadian regulations, they are required to provide access to their respective networks to third-party Internet service providers. Although no third party currently uses Rogers' or Shaw's networks for the purpose of offering Internet services, these Canadian regulations preclude us from having an exclusive contractual right to access these networks.

     Deregulation of telephone companies could enhance their ability to compete against our service. The FCC also is considering whether to provide the Bell operating companies and other incumbent local exchange carriers with significant relief from existing access, resale, unbundling, pricing, and cost recovery rules and policies, without regard to local access and transport boundaries, in order to encourage the deployment and operations by these carriers of high-capacity, packet-switched networks and other advanced telecommunications facilities and related services, including Internet access services. Deregulation of telephone company advanced services could enhance the ability of these companies to compete against the delivery of @Home's services by our cable partners.

WE COULD FACE LIABILITY FOR DEFAMATORY OR INDECENT CONTENT

     It is possible that claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue certain service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, certain foreign governments, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

OUR PRO FORMA ACCOUNTING FOR THE EXCITE MERGER MAY CHANGE

     The total estimated purchase price for the Excite merger has been allocated on a preliminary basis to assets and liabilities based on our best estimates of their fair values, with the excess costs over the net assets acquired allocated to goodwill and other intangible assets. This allocation is subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material to our future results of operations.

CERTAIN TRANSACTIONS MAY RESULT IN ADDITIONAL DILUTION TO OUR STOCKHOLDERS

     We have entered into agreements with Cablevision, Rogers, Shaw, certain other cable partners and other business partners pursuant to which we have issued warrants to purchase a total of 23,619,036 shares of our Series A common stock. Under these agreements, warrants to purchase 12,386,125 shares of our Series A common stock at an average price of $2.26 per share were exercisable as of December 31, 1998. To the extent that Cablevision, Rogers, Shaw, certain other cable partners or other business partners become eligible to and exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices less than fair market value in connection with efforts to expand distribution of the @Home service.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT VOLATILITY

     The stock market has from time to time experienced significant price and volume fluctuations. In addition, the market price of the shares of our Series A common stock, like the market prices of shares of other Internet companies, has been and is likely to be highly volatile. Factors such as fluctuations in our operating results, announcements of technological innovations or new products by us or our competitors, regulatory actions, market rumors, acquisitions in the Internet, telecommunications or cable industries and general market conditions may have a significant effect on the market price of our Series A common stock and other securities, such as our outstanding debentures, that are convertible into or exercisable for our Series A common stock.

     RISKS RELATED TO OUR RELATIONSHIPS WITH OUR CABLE PARTNERS

WE DEPEND ON OUR CABLE PARTNERS TO UPGRADE TO THE TWO-WAY CABLE INFRASTRUCTURE NECESSARY TO SUPPORT OUR @HOME SERVICE; THE AVAILABILITY AND TIMING OF THESE UPGRADES ARE UNCERTAIN

     Transmission of the @Home service and certain @Work services over cable depends on the availability of high-speed two-way HFC cable infrastructure. However, only a portion of existing cable plant in the United States and in certain international markets has been upgraded to HFC cable, and even less is capable of high-speed two-way transmission. Our cable partners have announced and begun to implement major infrastructure investments in order to deploy two-way HFC cable. However, certain of our cable partners have limited experience with these upgrades, and these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our services. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering high-performance Internet services and would significantly harm our business.

OUR CABLE PARTNERS ARE NOT GENERALLY OBLIGATED TO CARRY OUR SERVICES, AND THE EXCLUSIVITY OBLIGATIONS THAT PREVENT THEM FROM CARRYING COMPETING SERVICES MAY BE TERMINATED

     Our cable partners are subject to certain exclusivity obligations that prohibit them from obtaining high-speed (greater than 128 kilobits per second) residential consumer Internet services from any source other than us. However, most of our cable partners are under no affirmative obligation to carry any of our services, and the exclusivity obligations of our principal cable partners, TCI, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under certain circumstances. For example, our principal cable partners may terminate all their exclusivity obligations upon a change in law that materially impairs certain of their rights. Also, Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results, within one year, in the incumbent directors of TCI no longer constituting a majority of the TCI board of directors. AT&T has agreed with TCI not to take intentional actions that would allow termination of these exclusivity obligations. Either

Comcast or Cox, based on relative subscriber criteria as of June 4, 1999 and as of each anniversary of that date, has the right to terminate the exclusivity obligations of our principal cable partners if TCI and its affiliates do not meet certain subscriber penetration levels for the @Home service. Based upon current subscriber information available to us, it is uncertain whether TCI will meet these penetration levels at June 4, 1999 or in the future. If Comcast or Cox terminates the exclusivity obligations, this could significantly harm our business and cause an immediate drop in our stock price. Finally, Comcast may terminate its own exclusivity obligations upon its election after June 4, 1999 if it permits a portion of its equity in us to be repurchased by us at Comcast's original cost. Comcast has informed us that it has entered into an agreement with Microsoft Corporation under which Microsoft can require Comcast to terminate its exclusivity obligations after June 4, 1999. Although Microsoft has stated in the agreement that it has no present intention to do so, Microsoft may be more likely than Comcast to terminate Comcast's exclusivity obligations.

THE EXCLUSIVITY OBLIGATIONS OF OUR CABLE PARTNERS ARE LIMITED

     The exclusivity obligations also are subject to exceptions that would permit our principal cable partners and their affiliates to engage in certain activities which could compete, directly or indirectly, with our activities. For example, each of these cable partners and its affiliates is permitted to:

     - engage in any business other than the provision of high-speed residential consumer Internet services, including competing with our @Work operations

     - maintain voting equity interests of 10% or less in public companies that directly compete with our @Home service and related Internet backbone connectivity services

     - acquire an interest in any business that competes with our high-speed residential consumer Internet services (so long as the competitive business is not its primary business)

     - acquire equity securities of public companies that compete with us, provided that it does not control (or is not under common control with) such companies

     - operate a competing business in any cable system territory where the exclusivity obligations have been terminated

OUR CABLE PARTNERS MAY OFFER CERTAIN SERVICES DESPITE THEIR EXCLUSIVITY OBLIGATIONS

     Most of our cable partners' exclusivity obligations are limited to high-speed residential Internet services and do not extend to various excluded services that they may offer without us. These excluded services include:

     - telephony services

     - services that are primarily work-related (such as @Work services)

     - residential Internet services that do not use the cable partners' cable television infrastructures, regardless of data transmission speed

     - local Internet services that do not require use of an Internet backbone outside a single metropolitan area

     - services that are utilized primarily to connect students to schools, colleges or universities

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

     - Internet telephony, Internet video telephony or Internet video conferencing

     - limited Internet services primarily intended for display on a television such as some types of Internet-based digital set-top services

     - certain Internet services that are primarily downstream services where the user cannot send upstream commands in real-time

     - streaming video services that include video segments longer than 10 minutes in duration

     In addition, our cable partners can engage in limited testing, trials and similar activities with respect to businesses subject to their exclusivity obligations. By engaging in the excluded services, most cable partners can compete, directly or indirectly, with our activities, including our @Work services.

WE ARE PROHIBITED FROM OFFERING THE EXCLUDED SERVICES

     Until the later of June 4, 2002 or such time as a principal cable partner is no longer in compliance with its exclusivity obligations, we may not offer the excluded services described above using a principal cable partner's cable plant, or to residences in the geographic areas served by its cable systems, without its consent. These restrictions apply even if we have integrated an excluded service with the @Home service in another geographic area. In the case of streaming video transmissions that include video segments longer than 10 minutes in duration, we face increased obligations to our principal cable partners that remain in compliance with their exclusivity obligations. Specifically, we have agreed not to allow these video transmissions using their cable infrastructure or in the geographic areas served by their cable systems, without their consent. Therefore, we may never have access to the cable infrastructures of our principal cable partners for excluded services, and we must negotiate a separate agreement, including a new revenue split, if applicable, with each of the principal cable partners for each excluded service that we seek to provide over their cable infrastructures.

WE ARE CONTROLLED BY TCI

     TCI controls approximately 71% of our voting power and has the power to elect a majority of our board members and to control all matters requiring the approval of our stockholders. TCI's Series B common stock carries ten votes per share and gives TCI the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. Currently, four of our 11 directors are directors, officers or employees of TCI or its affiliates. As long as TCI owns at least 7,700,000 shares of our Series B common stock and holds a majority of our voting power, our Board may take action only if approved by the Board and by a majority of the Series B directors, three of five of which are designees of TCI. This allows TCI to block actions of our Board, even through the TCI directors may not then constitute a majority of the Board. In addition, TCI can expand the Board at any time and fill the vacancies with TCI designees to control a majority of the Board. Further, we may not take certain corporate actions without the approval of TCI's Series B directors and in certain cases the directors designated by Comcast and Cox. Notwithstanding these provisions, all of our directors owe fiduciary duties to our stockholders. If and when the merger of AT&T and TCI is complete, AT&T will control TCI and thus control us. Even if and when we complete the Excite merger, TCI or AT&T will continue to own more than 50% of our voting power.

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

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM, AND COULD BE HARMED BY, AT&T'S ACQUISITION OF TCI AND TCG

     On June 24, 1998, TCI and AT&T announced that AT&T has agreed to acquire TCI. AT&T and TCI anticipate that their merger, which is subject to regulatory approval, will be completed in the first quarter of 1999. In addition, in July 1998, AT&T acquired Teleport Communications Group, Inc. While we believe that AT&T's acquisition of TCI and TCG may benefit us by increasing the rate at which TCI's cable facilities will be upgraded to the two-way HFC cable necessary to carry our services, by allowing us to utilize the strength of AT&T's brand in marketing the @Home service to consumers and by increasing the potential for cooperation between us and TCG, these benefits may not be realized and AT&T's TCI acquisition may not be completed. Moreover upon a change of control of TCI that results within one year in the incumbent directors of TCI no longer constituting a majority of the TCI board of directors, either Cox or Comcast can terminate the exclusivity obligations that apply to our principal cable partners. While AT&T has agreed with TCI not to take intentional actions that would allow termination of these exclusivity obligations, if AT&T did take these actions, either Cox or Comcast would have the right to terminate the exclusivity obligations of all our principal cable partners. This would significantly harm our business and cause an immediate drop in our stock price.

     As discussed above, local franchise authorities could impose an obligation, in connection with AT&T's acquisition of TCI, that AT&T and TCI allow third parties to access TCI's cable infrastructure. The imposition of such an obligation could lessen the anticipated benefits of their merger, and therefore the benefits we may receive as a result of their merger.

WE MAY FACE ADDITIONAL COMPETITION FROM AT&T

     AT&T operates certain businesses that could compete with our services, notwithstanding any exclusivity obligations that may apply to it if and when its acquisition of TCI is completed. First, AT&T operates a consumer Internet service known as AT&T WorldNet. Although AT&T WorldNet is currently a dial-up service that does not utilize broadband technologies, AT&T may be able to use non-cable-based data transport mechanisms to offer high-speed residential Internet services that compete with our @Home service. Second, AT&T owns TCG, which operates an Internet service for business customers that competes with our @Work service. Our @Work business depends to a significant extent on our agreement with TCG for local access telecommunications services. If TCG ceases to cooperate with us, our @Work business would be harmed. Because our @Work business is not subject to the cable partners' exclusivity obligations, AT&T or TCG are not limited in their ability to compete with our @Work business. In addition, AT&T and Time Warner recently announced the formation of a significant strategic relationship that will include a joint venture to offer AT&T-branded cable telephony service to residential and small business customers over Time Warner's existing cable television systems in 33 states. The relationship between AT&T and Time Warner could ultimately extend to other broadband services, including cable Internet services, that compete with our @Home service. Therefore, even once it controls us, AT&T may take actions that benefit TCG, WorldNet or other services of AT&T or other parties to our detriment.

WE DEPEND ON OUR CABLE PARTNERS FOR DISTRIBUTION; THIS CREATES CONFLICTS OF INTEREST

     Through their cable systems, our cable partners provide the principal distribution network for our services, and they share the revenue from the @Home services that are derived from our subscribers. Given our contractual and business relationships with our cable partners, the interests of our cable partners may not always coincide with our interests, and conflicts of interest concerning the split of revenues and other matters exist. Because TCI, Cablevision, Comcast and Cox all operate cable systems that will be the primary distributors of the @Home service, situations may arise where their interests may diverge or appear to diverge from the interests of our other stockholders. TCI and the other principal cable partners, acting through their Board designees, have the ability to cause us to take certain actions or prohibit us from taking certain actions that may be favored by other stockholders or by the other directors who are not affiliated with our principal cable partners. Our Board, which is controlled by TCI, has the power, subject to directors' fiduciary duties, to approve transactions in which our principal cable partners have an interest, including amending or terminating their distribution agreement with us or changing the revenue splits in their favor. Under the agreements under which our U.S. cable partners distribute our services, we receive 35% of monthly fees and fees for premium services. However, most of these agreements, including the agreement with our principal cable partners, contain contractual "most favored nation" provisions, which provide that our principal cable partners are entitled to distribution arrangements and related services on terms at least as favorable as those obtained by any other cable system operator. Therefore, our principal cable partners have the power, subject to their fiduciary duties, to cause us to approve more favorable distribution arrangements, including more favorable revenue splits, for one or more unaffiliated cable operators in order to receive more favorable distribution arrangements themselves and reduce our share of subscriber fees.

WE DEPEND ON OUR CABLE PARTNERS TO MARKET, DELIVER AND SUPPORT THE @HOME SERVICE

     Because subscribers to the @Home service will subscribe through a cable partner, the cable partner will substantially control the customer relationship with the subscriber. Each cable partner has complete discretion regarding the pricing of the @Home service to subscribers in its territories (except for certain premium services for which we may contract directly with the subscriber), and a cable partner could use the @Home service as a loss leader in order to increase demand for other products or services with more attractive terms. The cable partners do not have any affirmative obligations (other than the payment of revenue splits to us) with respect to marketing, installing and maintaining infrastructure for, providing customer service for and billing for the @Home service. In limited circumstances, such as a cable partner's failure to upgrade a cable system or roll out the @Home service after it has committed to do so, we may be entitled to certain cost reimbursements and to be released from certain of our exclusivity obligations, neither of which may be an effective remedy for the failure. Our business requires a substantial rollout of the @Home service, and if a widespread rollout does not occur, our business will not be viable. Moreover, our cable partners have in the past experienced, and may in the future experience, delays in installing the @Home service in areas in which it has been introduced. Our cable partners are expected to provide general customer service to our subscribers and, under their distribution agreements, have the option to provide technical support, rather than utilizing our service and support capabilities. If a cable partner elects to provide technical support, we must reimburse them for our avoided costs, and we would have little or no control over the quality of customer service actually provided to subscribers of the @Home service. If the customer service and support provided by our cable partners are unsatisfactory to subscribers, consumer demand for the @Home service will likely diminish.

OUR CABLE PARTNERS CONTROL THE TERMS OF DISTRIBUTION OF THE @HOME SERVICE

     We and our cable partners have entered into agreements providing for the distribution of the @Home service by our cable partners and their affiliates. The economic and other terms of these agreements may be less favorable to us than those that could have been negotiated had we been independent of our principal cable partners. In addition, the agreements with our principal cable partners contain provisions that permit a cable partner to change certain aspects of the distribution of the @Home service without our approval. For example, a principal cable partner has the option to provide certain customer service functions that we currently provide and upon which our 35% revenue split was based. If a principal cable partner elects to provide these services, it is also entitled to reimbursement of our avoided costs. Similarly, the principal cable partners have certain rights to remove cable systems from the approved rollout schedule or to substitute cable systems in place of removed systems. These rights are contractual in nature and may be exercised by the principal cable partners in their sole discretion. The exercise by the principal cable partners of these contractual rights may significantly harm our business. Our cable partners also control the rollout schedule of the @Home service, and our principal cable partners hold certain priority rights with respect to this rollout schedule. This priority could harm us because we may be required to roll out our services to our principal cable partners before rolling out the services to other cable system operators, even though the other cable system operators may be ready to roll out the @Home service sooner or on terms more favorable for us.

OUR PRINCIPAL CABLE PARTNERS CAN BLOCK ACCESS TO CERTAIN CONTENT AND SERVICES

     Each principal cable partner has the right to exclude the promotion of specified national content providers from the @Home service offered through its cable systems, subject to an adjustment in the revenue split if the number of such exclusions exceeds a specified number. In addition, a principal cable partner has the right to block access to certain content, including streaming video segments of more than ten minutes in duration, and we are obligated to use reasonable best efforts to block such access. We are also obligated to use reasonable best efforts to consult with and involve each of the principal cable partners in the development of requirements for, design of and introduction of enhancements, new features and new applications of the @Home service. If principal cable partners representing a majority of the residential subscribers who subscribe to the @Home service object to any enhancement, feature or application, we have agreed not to implement that enhancement, feature or application in the territories of the objecting cable partners. If any of the cable partners exercise these rights to block access to certain content or services in certain territories, we may be required to devote substantial expenses and resources to provide different content and services in different territories and to assist them in blocking such access. This could significantly harm our business.

OUR CABLE PARTNERS MAY COMPETE WITH US FOR ADVERTISING AND PROGRAMMING REVENUE

     While we retain 100% of the revenue from our programming of the designated national area of the @Home service, our principal U.S. cable partners retain 100% of revenue generated from their programming of a designated local area of the start page of the @Home service. These revenues could include advertising fees, service fees, content provider charges, transaction fees and promotional revenue. Accordingly, in exercising their right to program the local area, our cable partners could place a significant amount of advertising or program content on the @Home service for which we receive no revenues. For example, given the national or regional coverage of their operations, any of our principal cable partners and its affiliates could strike agreements with advertisers that could effectively result in broad-based advertising campaigns reaching significant regions of the United States in competition with our advertising campaigns, generating revenue only for such cable partner and its affiliates and not for us. In Canada, we share national advertising revenue with our Canadian cable partners.

WE DEPEND ON TCG FOR LOCAL TELECOMMUNICATIONS SERVICES FOR OUR @WORK SERVICES

     We depend on TCG, which is owned by AT&T, to provide local telecommunications services and co-location within TCG's facilities on favorable economic terms. This relationship enables us to provide @Work services to an entire metropolitan area in which TCG has facilities. If we were required to obtain comparable telecommunications services from local exchange carriers, we would effectively be limited to providing @Work services to commercial customers within a ten-mile radius of one of our points of presence. As a result, we would be required to build multiple points of presence to service an entire metropolitan area, which would substantially increase our capital costs to enter new markets and which could make such market entry uneconomical. If we were required to pay standard local exchange carrier rates, the ongoing operating costs for our @Work services would be substantially higher. The loss of our strategic relationship with TCG would significantly harm our ability to deploy our @Work services. In addition, TCG has acquired a provider of Internet-related services to businesses and corporate customers and will compete directly with the @Work Internet service. To the extent TCG acquires or enters into strategic relationships with other Internet service providers, TCG may reduce its support of the @Work services. Although there are alternative suppliers for TCG's services, it could take a significant period of time for us to establish similar relationships, and equivalent terms might not be available.

OUR PRINCIPAL CABLE PARTNERS MAY DISPOSE OF THEIR CABLE SYSTEMS, WHICH WOULD REDUCE OUR POTENTIAL SUBSCRIBER BASE

     Our agreements with our principal cable partners do not require that they maintain a specified number of cable systems, subscribers or homes passed in order to maintain their control over equity ownership of us. These principal cable partners may dispose of a significant amount of their cable systems without requiring that these cable systems remain subject to any exclusivity provisions. However, to the extent that any of our principal cable partners disposes of systems accounting for more than 20% of the number of homes passed in its service areas as of June 4, 1996 (subject to certain exceptions) without causing such transferred homes to remain exclusive to us, then that principal cable partner may be required to sell a proportionate amount of its equity interest in us to our other principal cable partners at fair market value. For example, TCI has completed the transfer or sale of certain cable systems and has announced the proposed sale or transfer of additional cable systems and is considering various plans and proposals that may result in the disposition of other of its cable systems. Although TCI has informed us that it is attempting to cause certain of these transferred systems to remain subject to TCI's exclusivity obligations, these efforts may not be successful. These dispositions could significantly harm us if the transferred homes do not remain exclusive.

     RISKS RELATING TO THE PROPOSED MERGER WITH EXCITE, INC.

WE WILL ISSUE APPROXIMATELY 1.0419 SHARES OF OUR SERIES A COMMON STOCK PER EXCITE SHARE DESPITE CHANGES IN MARKET VALUE OF EXCITE COMMON STOCK OR OUR SERIES A COMMON STOCK

     There will be no adjustment to this exchange ratio if the market price of either Excite common stock or our Series A common stock fluctuates. The specific dollar value of our Series A common stock that Excite stockholders will receive upon completion of the merger will depend on the market value of our Series A common stock at the time of the merger. The share prices of both Excite common stock and our Series A common stock are subject to price fluctuations in the market for publicly-traded equity securities and have each experienced significant volatility. No prediction can be made as to the market prices of either Excite common stock or our Series A common stock at any time before the completion of the merger or as to the market price of our Series A common stock after the completion of the merger.

WE MAY NOT SUCCESSFULLY INTEGRATE EXCITE

     The merger involves risks related to, among other things, the integration and management of acquired technology, operations and personnel. Our integration of Excite will be a complex, time consuming and expensive process and may disrupt the business of the combined company if not completed in a timely and efficient manner. Following the merger, the combined company must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. We and Excite may encounter substantial difficulties, costs and delays involved in integrating the operations of the companies, including:

     - potential incompatibility of business cultures

     - perceived adverse changes in business focus

     - potential conflicts in sponsor, advertising or content relationships

     - the loss of key employees and diversion of the attention of management from other ongoing business concerns

     Any of these factors could materially and adversely affect the combined company's business.

THE MERGER COULD HAVE ADVERSE EFFECTS ON KEY THIRD PARTY RELATIONSHIPS

     The present and potential relationships of us and Excite with sponsors, content providers, advertisers, users and subscribers may be adversely affected by the proposed merger. Uncertainties regarding sponsorship and joint venture overlap and new service development following the merger may cause these parties to delay decisions regarding these relationships. Any changes in these relationships could materially and adversely affect the combined company's business.

WE AND EXCITE MAY LOSE CERTAIN CONTRACTUAL RIGHTS DUE TO THE MERGER

     We and Excite have contracts with many of their suppliers, customers and other business partners relating to, among other things, certain intellectual property rights. Some of these contracts require us and Excite to obtain the consent, waiver or approval of these other parties in connection with the proposed merger. If consent, waiver or approval cannot be obtained, we and/or Excite may lose the right to use intellectual property or other rights that are necessary for smooth operation of the @Home or Excite services. We and Excite have agreed to use commercially reasonable efforts to secure the necessary consents, waivers and approvals. However, we and Excite may not be able to obtain all of the necessary consents, waivers and approvals. Failure to do so could have a material adverse effect on the combined company's business.

     In addition, both we and Excite have granted exclusive rights to third parties with regard to certain content, sponsorship or other strategic relationships, some of which rights conflict with rights granted by the other party. We may not successfully resolve some or all of these conflicts and failure to do so could materially and adversely affect the combined company's business.

     ADDITIONAL RISKS RELATING TO EXCITE'S BUSINESS

EXCITE HAS NOT BEEN AND MAY NEVER BE PROFITABLE

     Excite has incurred significant operating expenses since it was formed. As of December 31, 1998, Excite had an accumulated deficit of $135.6 million. Although Excite has had significant revenue growth in recent periods, it may not be able to sustain this growth in future periods. Excite may never achieve profitability.

EXCITE'S AGREEMENT WITH NETSCAPE INVOLVES SIGNIFICANT RISKS

     Excite has entered into an agreement with Netscape to provide certain co-branded services for Netscape's Netcenter web portal. This agreement has a number of substantial risks and uncertainties including:

     Revenue Risks. Excite will only receive revenues from the portions of Netcenter that are co-branded with Excite. Excite will not receive any revenues from other areas of the Netcenter service. If Netscape-programmed channels, such as News, Sports and Entertainment, are more popular than co-branded channels with users and advertisers, Excite's revenues could be adversely affected.

     Excite may not Recoup its Initial Investment. Excite paid Netscape a cash payment of $70 million when it signed the Netcenter agreement. A substantial portion of this amount represented a prepayment of Excite's royalty obligations under this agreement. If the co-branded portions of the Netcenter service do not generate enough revenues over the two-year term of the agreement, Excite would not be able to realize a sufficient return on its investment. Netscape has not guaranteed any minimum revenues to Excite. The ability of Netcenter to generate revenues involves a number of risks, including:

     - General risks relating to an advertising supported service discussed elsewhere in this section

     - Pricing competition from Netscape

     - Netscape's ability to attract users to Netcenter, particularly in light of the fact that while Netscape's Web browser features Netcenter, Microsoft's Web browser does not

     - Risks that Netscape-programmed channels will have more user traffic

     - Risks that the "premier provider" placements of Excite will not generate sufficient traffic to Excite

     - Risks that Excite may not be able to sell a sufficient number of advertisements on the co-branded portions of Netcenter

     Netscape has a License to Use Excite's Search Technology. At the end of the term of the Netcenter agreement, Netscape could retain a license to use Excite's Internet search technology. Therefore, after the term of the Netcenter agreement, Netscape may be able to operate a competitive service without paying Excite. Netscape could also sublicense this technology to a third party. As a result, Excite could face increased competition.

     Non-Renewal and Termination Risks. Netscape has no obligation to renew the Netcenter agreement. In addition, if Netscape believes that Excite is delivering objectionable content on Netcenter, it could elect to terminate the agreement if Excite does not remove that content. If this occurred, Netscape would not be required to refund Excite any amounts it prepaid or costs it incurred in performing under the Netcenter agreement.

     Netcenter Competes With Excite. Most of the services offered on Netcenter compete directly with Excite's services. Therefore, Excite faces additional competition for both users and advertisers from Netcenter. If Excite devotes significant resources towards programming or selling and marketing the co-branded portions of Netcenter, these efforts could adversely affect Excite's ability to perform similar activities for the Excite services.

     America Online's Acquisition of Netscape. America Online is a competitor of Excite. In November 1998, America Online agreed to acquire Netscape. Excite does not know what effect this acquisition by America Online will have on its current relationship with Netscape or on any future potential relationship with Netscape.

EXCITE DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES

     Excite derives a substantial portion of its revenues from third parties to provide sponsored services and placements on Excite's Web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with Excite. It may also be difficult for Excite to obtain additional sponsors if potential new sponsors compete with existing sponsors. If Excite does not renew its existing sponsorships or obtain new sponsors, for any reason, its business would be adversely affected.

PRIVACY CONCERNS COULD ADVERSELY AFFECT PORTIONS OF EXCITE'S BUSINESS

     Excite's and certain of our services, as well as those of Excite's subsidiary MatchLogic, use "cookies" to help deliver targeted advertising and help compile demographic information about users. Cookies are bits of information on a user's drive and are passed between a Web server and the user's Web browser. These cookies can be placed on a user's hard drive without the user's consent or knowledge. Due to privacy concerns, some commentators and governmental bodies have suggested that the use of cookies be limited. In addition, many versions of Web browsers permit users to block or delete cookies. Any reduction or limitation in the use of cookies could limit Excite's or MatchLogic's ad targeting capabilities, which could adversely affect their businesses.

EXCITE WILL NEED TO CONTINUE TO DEVELOP NEW SERVICES

     Excite believes it will need to constantly update its service offerings on its Web site in order to attract and retain users. If any new service is not favorably received it could adversely affect Excite's reputation, brand and user traffic. Excite could also experience difficulties or delays in developing new services. In addition new services could contain undetected errors. Excite may need to significantly redesign these services to correct any errors. Any difficulty or delays could cause user dissatisfaction or result in lost or delayed advertising revenues. Excite's business could be adversely affected if its new services are not well received.

EXCITE'S BUSINESS DEPENDS ON THE CONTINUED GROWTH IN INTERNET USE

     Excite operates in a new and rapidly evolving market. Excite's business could be adversely affected if usage of the Internet or other online services does not continue to grow. This growth could be hindered by a number of factors including: the adequacy of the Internet's infrastructure to meet increased usage demands; privacy and security concerns; and availability of cost-effective service. Any of these issues could cause the Internet's performance or level of usage to decline.

POTENTIAL LITIGATION WITH RESPECT TO INTELLECTUAL PROPERTY RIGHTS COULD HARM EXCITE'S BUSINESS

     Many parties, including competitors of Excite, are actively developing search, indexing and related Internet technologies. Some of these parties have taken, and Excite believes that others will take, steps to protect these technologies. Therefore, Excite believes that disputes regarding the ownership of such technologies are likely to arise in the future. For example, two companies, including a competitor of Excite, have announced the issuance of patents with respect to certain Internet technologies. Although Excite has not received any correspondence with respect to any of these announced patents, these parties could initiate a lawsuit against Excite asserting patent infringement. Excite may not be able to defend any such litigation successfully. Even if successful, defending litigation can be costly and divert management resources.

EXCITE'S MARKET IS INTENSELY COMPETITIVE

     Excite competes with a number of companies both for users and advertisers. Excite expects this competition will intensify, particularly because there are few barriers to entry in Excite's market. Excite's competitors include:

     - Web "portal" companies such as Infoseek's Go Network, Lycos, Netscape's Netcenter, Yahoo!, Alta Vista, HotBot, CYNet's Snap service and LookSmart

     - Online service providers such as America Online and Microsoft's MSN service

     - Large media companies, such as CBS, NBC, Time-Warner and USA Networks, Inc., who have announced initiatives to develop Web services or partner with Web companies

     - Other smaller companies providing Web-based and advertising supported content

     MatchLogic competes with AdForce and indirectly with DoubleClick Inc., each of which offer advertising solutions for advertisers and Web sites. MatchLogic also competes with NetGravity, Inc., which provides advertising management software.

     Many providers of Internet services have been entering into distribution arrangements and other strategic relationships with other Internet service companies or with other third parties. For example, CBS and America Online have announced a strategic relationship. If these relationships are successful, Excite's competitors could receive more users and page views, which could make their services more attractive to advertisers.

     Excite also competes with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. If advertisers do not perceive Internet advertising to be as effective as traditional media, Excite business could be adversely affected.

EXCITE WILL DEPEND ON A NUMBER OF THIRD PARTY RELATIONSHIPS

     Excite will depend on a number of third party relationships to provide users and content for its services. Examples of some of these important relationships include:

     - Relationships with respect to the positioning of Excite's service on Web browsers or other high-traffic Web sites

     - Arrangements under which third parties provide content for Excite's services

     - Arrangements under which third parties provide services such as games or email

     - Relationships with ISPs and other third parties to provide communications infrastructure for Excite

     If Excite cannot renew these relationships on favorable terms, or if these relationships terminate, Excite would have to enter into new relationships. Excite may not be able to replace any of its important third party relationships on reasonable terms, if at all. If Excite cannot replace any important relationship, it could lose users or advertisers, which could adversely affect Excite's revenues. Even if Excite replaces any relationships or enters into new relationships, Excite could incur increased costs such as distribution license fees or selling and marketing expenses in order to pay for these relationships.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Securities and Exchange Commission. This Web site can be accessed at http://www.sec.gov.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the Series A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our Series A common stock, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference. Copies of the registration statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Securities and Exchange Commission.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to At Home Corporation, 425 Broadway Street, Redwood City, California 94063, Attention: David G. Pine, Vice President and General Counsel, telephone: (650) 569-5000.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents that we have filed with the Securities and Exchange Commission are incorporated by reference into this prospectus:

     - the registration statement on Form S-3 of which this prospectus is a part, and the exhibits filed and incorporated by reference therewith;

     - our annual report on Form 10-K for the fiscal year ended December 31, 1998;

     - the registration of our Series A common stock on Form 8-A filed on June 13, 1997;

     - all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including: (1) our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998, each as amended on February 8, 1999; (2) our report on Form 8-K filed on January 14, 1999, as amended on February 19, 1999;
       (3) our two reports on Form 8-K filed on January 21, 1999; and (4) our report on Form 8-K filed on February 19, 1999; and

     - all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

     Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the registration statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the registration statement.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Series A common stock by the selling stockholders.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our stock and we anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business and do not intend to pay dividends.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the selling stockholders and the shares of our Series A common stock that they may offer pursuant to this prospectus. Each of the selling stockholders named below was formerly a stockholder or warrant holder of Narrative who acquired the shares offered hereby pursuant to our acquisition of Narrative. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The selling stockholders may also include certain permitted transferees of the persons and entities listed below. Pursuant to the terms and conditions of the Rights Agreement dated December 30, 1998 between At Home and each of the Narrative stockholders, permitted transferees may include assignees by will or by laws of intestacy. Furthermore, certain of the selling stockholders are venture capital funds which may distribute their shares to their limited partners. Those shares offered hereby may be sold by these limited partners as long as the terms and conditions set forth in the Rights Agreement are satisfied.

     The selling stockholders may from time to time offer and sell any or all of the shares pursuant to this prospectus. Because the selling stockholders are not obligated to sell shares, and because selling stockholders may also acquire publicly traded shares of our Series A common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                 SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                      OWNED(1)                               OWNED
                                PRIOR TO THE OFFERING   SHARES THAT    AFTER THE OFFERING
                                ---------------------     MAY BE      --------------------
             NAME               NUMBER(2)    PERCENT    OFFERED(3)     NUMBER     PERCENT
             ----               ----------   --------   -----------   --------   ---------
Greylock Equity Limited
  Partnership(4)..............    340,692        *        340,692        --         --
Hilmi Ozguc(5)................    213,518        *         71,270        --         --
Scott A. Kliger(5)............    213,518        *         71,270        --         --
Accel V L.P.(6)...............    126,663        *        126,663        --         --
Carlyle Venture Partners
  L.P.(7).....................    115,826        *        115,826        --         --
John B. Landry(8).............     70,197        *         70,197        --         --
Allison Parker(9).............     55,614        *         55,614        --         --
Accel Internet/Strategic
  Technology Fund L.P.(6).....     16,972        *         16,972        --         --
Carlyle U.S. Venture Partners
  L.P.(7).....................     15,361        *         15,361        --         --
Carlyle Venture Coinvestment
  L.L.C.(7)(10)...............      9,319        *          9,319        --         --
Accel Investors '96 L.P.(6)...      7,543        *          7,543        --         --
Ellmore C. Patterson
  Partners(6).................      3,457        *          3,457        --         --
Jamie L. Bertasi(5)...........      2,758        *            921        --         --
Accel Keiretsu V L.P.(6)......      2,514        *          2,514        --         --
Silicon Valley Bank(11).......      1,776        *          1,776        --         --
Grant Schneider(12)(13).......      1,654        *            728        --         --
Alexandra Trevelyan(12)(13)...      1,654        *          1,241        --         --
Patrick W. O'Brien(12)........      1,448        *          1,448        --         --

                                 SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                      OWNED(1)                               OWNED
                                PRIOR TO THE OFFERING   SHARES THAT    AFTER THE OFFERING
                                ---------------------     MAY BE      --------------------
             NAME               NUMBER(2)    PERCENT    OFFERED(3)     NUMBER     PERCENT
             ----               ----------   --------   -----------   --------   ---------
John Puopolo(12)..............      1,117        *          1,117        --         --
Jim Coloprisco(12)............        820        *            820        --         --
Joanne Bryce(5)...............        774        *            774        --         --
David White(12)...............        717        *            717        --         --
Paul Santinelli(12)...........        689        *            689        --         --
Nancy Wilson(12)..............        622        *            622        --         --
Cathy Fielding(12)............        455        *            455        --         --
Sarah Groark(12)..............        346        *            346        --         --
Carma Makarawicz(5)(13).......        164        *            137        --         --
Wei-Meng Chee(12).............        138        *            138        --         --
Lauren Chatham(12)............        137        *            137        --         --
Mike Kopel(12)................        137        *            137        --         --
Mike Trinkala(12).............         99        *             99        --         --
          TOTALS..............  1,206,699(2)              919,000        --         --

-------------------------
  * Each of the selling stockholders is currently the beneficial owner of less than 1% of our outstanding Series A common stock, based on 106,472,376 shares of Series A common stock outstanding as of February 10, 1999.

 (1) Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the stockholder has sole or shared voting power or investment power and also any shares which the stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

      Shares of Series A common stock held in escrow on account of each of the above selling stockholders by At Home pursuant to the Escrow Agreement dated December 30, 1998 between At Home, Narrative and State Street Bank and Trust Company of California, N.A. are deemed to be outstanding and beneficially owned by each of the above selling stockholders. Also, although shares of Series A common stock that are subject to options that are currently exercisable or exercisable within 60 days of December 30, 1998 are deemed to be beneficially owned by the option holder for the purpose of computing that holder's percentage ownership, such shares are not deemed outstanding for purposes of computing the total shares of At Home Series A common stock outstanding and are not treated as outstanding for the purpose of computing any other person's percentage ownership.

 (2) As of February 12, 1999, based on information provided to At Home by each of the selling stockholders listed above. Includes shares beneficially owned and subject to options that are either currently exercisable or are exercisable within 60 days of February 19, 1999.

 (3) As of February 19, 1999, a portion not exceeding 12% of each selling stockholder's beneficially-owned shares are being held in escrow pursuant to the Escrow Agreement. Such shares may only be sold under this prospectus if and when they are released from escrow and returned to the selling stockholders pursuant to the terms of the Escrow Agreement.

 (4) Subsequent to the date of this prospectus, Greylock Equity Limited Partnership may distribute its shares of our Series A common stock to:
     Henry F. McCance, McCance Family Limited Partnership, Howard E. Cox, Jr., David N. Strohm, William W. Helman, William S. Kaiser, Roger L. Evans, Mary
     H. Murphy, Barbara P. Murray, Oneonta Properties, Sherman Fairchild Foundation, Inc., Helen C. Alexander, Emory A. Hamilton, John D. Alexander, Jr., Caroline R. Alexander, Henrietta A. George, Dorothy A. Matz, Thomas W. Keesee, Jr., Ashbourne Partners III Limited Partnership, Henry H. Corning, Key Trust Company of Ohio, N.A., Theodore T. Jones and Latham W. Murfey, III, Trustees of Trust f/b/o Alison C. Jones u/a established by Edith W. Corning dtd 7/25/46 as amended, Key Trust Company of Ohio, N.A., Edson Spencer, Jr. and David Warshawsky, Trustees of Trust f/b/o Samuel D. Long u/a established by Edith W. Corning dtd 7/25/46 as amended, Key Trust Company of Ohio, N.A., Edson Spencer, Jr. David Warshawsky, Trustees of Trust f/b/o Maud-Alison Long u/a established by Edith W. Corning dtd 7/25/46 as amended, Key Trust Company of Ohio, N.A., Edson Spencer, Jr. David Warshawsky, Trustees of Trust f/b/o Henry H. Corning u/a established by Edith W. Corning dtd 7/25/46 as amended, Dartmouth College, Field Venture Partners, Gothic Corporation, Poduska Family Limited Partnership TLP, Michael J. Birck, Robert E. Cook, The Northern Trust Company, Trustee of The Daisy Trust, Gabriel Schmergel, Thomas H. Bruggere, John W. Brown Trust, Grossman Family Partnership or its nominee Saturn & Co., Peter Preuss, William C. O'Neil, Jr., Curt A. Rawley, William J. Warner, John M. Connolly, Mone Anathan, III, Samuel J. Gerson, Ronald J. Friedsam, David C. Mahoney, Tadeusz Witkowicz, James A. Perakis, Joshua Boger, Malcolm L. Gefter, Dirk I. Gates, Safi U. Qureshey, Trustee of Safi U. Qureshey Family Trust dtd 5/21/84, Goel Family Partnership, William M. Gibson, Alexander V. d'Arbeloff, Irwin F. Smith, Donald K. Miller, Robert A. Lawrence, Hill and Company, Neil L. Thompson, PH Investments LLC, Frechette Fund, Inc., PCW Fund, Inc., Scaup & Co., Edward H. Ladd, Trustee u/a/d 12/15/78 or its nominee, Freya Fanning & Co., M-C Partners I Limited Partnership or its nominees, A. A. Welsh & Co. and Atwell & Co., Massachusetts Institute of Technology, Fleet National Bank, Trustee of Orchard Trust u/a/d 5/1/73, Phemus Corporation, John Lillard Family Limited Partnership, Lillard Partners, Louis F. Polk, Jr., Trustee of Louis F. Polk, Sr. Rev. Trust dtd 1/22/69, Paula P. Lillard, Trustee of Louis F. Polk, Sr. Rev Trust dtd 1/22/69, Louis F. Polk, Jr. Marital Trust, Polk Family Partnership, Board of Trustees of Leland Stanford Junior University, Standish Ventures III Limited Partnership, Julia L. Thorne Trust u/a 9/29/65, Edwin Thorne Sole Trustee, Edwin Thorne, Gordon G. Thorne, Brinkley S. Thorne, Snowball Trust, Wink Thorne, Jennifer Hislop, Benjamin Thorne, Brooks Walker, Jr. Trustee of M.K. Walker Trust dtd 9/1/89, Brooks Walker, Jr., Wellington S. Henderson, Trustee of Welling S. Henderson, Jr. Revocable Trust dtd 3/9/93, Harriett W. Henderson Trust u/a/d 8/14/73 fbo Charles C. Henderson, Brooks Walker III, Trustee of Walker Trust dtd 12/24/74, Harriett W. Henderson Trust u/a/d 8/14/73 fbo James A. Henderson, Harriett W. Henderson Trust u/a/d 8/14/73 fbo Joan H. Henderson, Harriett W. Henderson Trust u/a/d 8/14/73 fbo Elena D. Henderson, Harriett W. Henderson Trust u/a/d 8/14/73 fbo Mark W. Henderson, Ann M. Hatch Revocable Trust No. 2, Richard Greene Trust fbo Francis Timothy Hatch, David Ayer, Susanna B. Place, Trustee SMBP Trust u/a/d 2/28/85, Essex Equity Limited Partnership V,

     Frederick H. Bruenner, David E. Place, Richard M. Place, Daniel S. Gregory and Richard N. Hoehn, Trustees, U/I Place/ Greylock Trust dtd 12/27/78, William Elfers, Roger L. Evans, Trustee of Roger and Jacqueline Evans Family Trust u/a/d 3/8/89, Stephen Bochner, Trustee Evans Children's Trust u/a 12/20/93, Arthur Hughes, Trustee u/i/d 2/2/94 Helman Children's Trust fbo Beatrice Page Helman, Arthur Hughes, Trustee u/i/d 2/2/94 Helman Children's Trust fbo William Wilson Helman V, Robert N. Shapiro, Trustee of Robert P. Henderson 1994 Irrevocable Trust dtd 1/19/94, William S. Kaiser, Charles and Angela Waite, Thomas McCance, Jr. and Keith Jennings, Trustees u/a/d 11/16/76 f/b/o Ellen L. McCance, Elizabeth F. McCance, Henry F. McCance, Allison J. McCance and Keith S. Jennings u/i dtd 12/22/93 Trustees of McCance Family Trust f/b/o Ellen Lee McCance, Henry F. McCance, Allison
     J. McCance and Keith S. Jennings u/i dtd 12/22/93 Trustees of McCance Family Trust f/b/o Elizabeth Ferguson McCance, Thomas J. Watson, III, Daniel Moseley, Trustee u/a Blodgett 1989 Family Trust, Miriam A. Gilpatric, John B. Jessup, Trustee of Julia Thorne Trust dtd 9/29/65, and Yale University.

 (5) The selling stockholder is an employee of At Home, with address at: c/o At Home Corporation, 425 Broadway Street, Redwood City, California 94063.

 (6) The selling stockholder is a limited partnership affiliated with Accel Partners, with address at: c/o Accel Partners, attn: Carter Sednaoui, One Palmer Square, Princeton, New Jersey 08542.

 (7) The selling stockholder is a limited partnership affiliated with The Carlyle Group, with address at: c/o The Carlyle Group, attn: Brian Hayhurst, 1001 Pennsylvania Avenue, Washington, D.C. 20001-2505.

 (8) Mr. Landry is the former Chairman of Narrative.

 (9) Ms. Parker is a former employee and co-founder of Narrative.

(10) Subsequent to the date of this prospectus, Carlyle Venture Coinvestment L.L.C. may distribute its shares of our Series A common stock to: Allan M. Holt, Brian Bailey, Brian Hayhurst, Brooke Coburn, Cammack Holdings Corporation, David Henderson, David W. Dupree, Edward J. Mathias, Frank C. Carlucci, III, Frontier Ventures Corporation, Harry L. Alverson, James A. Barker III, Jerome H. Powell, J. Mitchell Reese, Orange Crimson Holdings Corporation, Ryan Schwarz, Stupar Holdings Corporation, Sulaiman S. Mamdani.

(11) Silicon Valley Bank is currently a lender to At Home. Silicon Valley Bank's address is c/o Silicon Valley Bancshares, attn: David Jaques, 3003 Tasman Drive (HG100), Santa Clara, California 95054.

(12) The selling stockholder formerly had an employment relationship with Narrative.

(13) The selling stockholder's beneficial ownership includes shares subject to options that are either currently exercisable or are exercisable within 60 days of February 19, 1999.

                              PLAN OF DISTRIBUTION

     The selling stockholders will be offering and selling all shares offered and sold under this prospectus. We will not receive any of the proceeds of the sales of the shares offered hereby. In connection with our acquisition of Narrative, we entered into a Rights Agreement dated December 30, 1998 with all of the selling stockholders. The registration statement of which this prospectus forms a part has been filed pursuant to the Rights Agreement. Pursuant to the terms of the Rights Agreement, shares may only be offered or sold under this prospectus during the normal quarterly time periods, or trading windows, specified by our insider trading policy. Each trading window typically begins on the third trading day after we publicly report our operating results for the previous calendar quarter and ends on the last day of the second month of each respective calendar quarter (February, May, August and November).

     Shares Not Offered Hereby. Pursuant to the Escrow Agreement dated December 30, 1998 by and among us, Charles M. Hazard, Jr. as representative of the former Narrative stockholders and State Street Bank and Trust Company of California, N.A., we will hold a total of approximately 134,647 shares of our Series A common stock beneficially owned by the selling stockholders in escrow until no later than March 31, 2000. Except as set forth in the Escrow Agreement, shares held in escrow may not be sold or transferred without our consent.

     Pursuant to Article 2 of the Rights Agreement and subject to the terms and conditions as more fully described throughout the Rights Agreement, certain selling stockholders designated therein as "Key Employees" are restricted from selling, transferring or otherwise disposing of their shares until December 30, 2001, except that: (1) each Key Employee may currently sell, transfer or otherwise dispose of up to 25% of his shares received in exchange for his Narrative common stock and shares subject to options to purchase shares that have vested as of the date of this prospectus ("Restricted Shares"); (2) each Key Employee may sell, transfer or dispose of up to another 25% of his Restricted Shares on or after December 30, 1999 if such Key Employee is still an At Home employee upon such date; and (3) each Key Employee may sell, transfer or dispose of the remainder of his Restricted Shares after December 30, 2000 if such Key Employee is still an At Home employee upon such date. These Restricted Shares are not offered and may not be offered or sold under this prospectus. Except as set forth in Article 3 of the Rights Agreement, these shares may not be sold or transferred without our consent.

     Who May Sell; Quantity; Applicable Restrictions. The shares may be sold directly by the selling stockholders (including their permitted transferees, as set forth in Article 3 of the Rights Agreement) from time to time. Permitted transferees may include assignees by will or by laws of intestacy, or limited partners of venture capital funds who are listed as selling stockholders, pursuant to the terms and conditions of the Rights Agreement. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. We cannot guarantee that any selling stockholder will sell any or all of the shares offered hereby or that any such selling stockholder will not transfer, devise or gift such shares by other means not described herein.

     Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters," and any profits on the sale of the shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the shares by the selling stockholders.

     Manner of Sales and Applicable Restrictions. The selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold according to one or more of the following methods:

     - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - an exchange distribution in accordance with the rules of such exchange;

     - face-to-face transactions between sellers and purchasers without a broker-dealer; and

     - through the writing of options.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR SERIES A COMMON STOCK, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M (which regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person). The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

     Hedging and Other Certain Transactions with Broker-Dealers. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. A selling stockholder may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

     Expenses Associated With Registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such selling stockholder.

     Indemnification. Under the Rights Agreement, we and the selling stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. In addition, Carlyle Venture Coinvestment LLC and Greylock Equity Limited Partnership have each agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act, related to information about selling stockholders that was provided by each of Carlyle Venture Coinvestment LLC and Greylock Equity Limited Partnership, respectively.

     Prospectus Updates; Suspension of this Offering. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. Under the terms of the Rights Agreement, we may suspend the use of this prospectus upon the occurrence of any event known to our executive officers as a result of which this prospectus is known by our executive officers to include an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. Upon the occurrence of such an event, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder. Each selling stockholder has agreed not to trade shares from the time the selling stockholder receives notice from the company of such an event until such selling stockholder receives a prospectus supplement or amendment, such time period not to exceed five trading days in any one instance.

     Termination of this Offering. Pursuant to the Rights Agreement, we are obligated to use commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until December 30, 1999, or later in certain limited circumstances (the "Registration Period"). Therefore, this offering will terminate on the earlier of: (1) the expiration of the Registration Period, or (2) the date on which all shares offered hereby have been sold by the selling stockholders.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306. Fenwick & West LLP holds an option to purchase 6,250 shares of our Series A common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP given on their authority as experts in accounting and auditing.

     The financial statements of Narrative incorporated in this prospectus by reference to the audited historical financial statements included as Exhibit
99.01 of our Form 8-K/A filed on February 18, 1999 have been so incorporated in reliance on the report of
PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AT HOME CORPORATION

                               919,000 SHARES OF
                             SERIES A COMMON STOCK

                 ---------------------------------------------
                                   PROSPECTUS
                 ---------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.........  $25,054
Nasdaq National Market filing fee...........................   17,500
Accounting fees and expenses................................   10,000
Legal fees and expenses.....................................   30,000
Miscellaneous...............................................    7,446
                                                              -------
          Total.............................................  $90,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived an improper personal benefit. As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation further provides: (1) for mandatory indemnification, to the fullest extent permitted by applicable law, for any person who is or was a director or officer, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person; (2) that the Registrant's obligation to indemnify any person who was or is serving at the Registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity must be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity; (3) that the Registrant must advance to all indemnified parties the expenses (including attorneys' fees) incurred in defending any proceeding provided that indemnified parties (if they are directors or officers) must provide the Registrant an undertaking to repay such advances if indemnification is determined to be unavailable; (4) that the rights conferred in the Certificate of Incorporation are not exclusive; and (5) that the Registrant may not retroactively amend the Certification of Incorporation provisions relating to indemnity.

     The indemnification provision in the Registrant's Certificate of Incorporation and the Indemnification Agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors' and officers' liability insurance. The following documents are hereby incorporated by reference:

                                    DOCUMENT

     1. Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant filed July 16, 1997 (incorporated by reference to Exhibit
         3.06 to Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11, 1997).

     2. Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers (incorporated herein by reference to Exhibit 10.09 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11, 1997).

     Certain agreements related to the Registrant's acquisition of Narrative provide for the indemnification of the Registrant and its directors, officers and employees from and against certain liabilities, including losses by the Registrant and its directors, officers and employees arising out of misrepresentations or breaches by Narrative regarding its business, and certain liabilities of the Registrant and its directors, officers and employees arising under the Securities Act of 1933, the Securities Exchange Act of 1934 or other federal or state laws. In addition, the Escrow Agreement referenced below provides that certain shares of the Registrant's Series A common stock will be held as collateral for the indemnity obligations of the Narrative stockholders to the Registrant and its directors, officers and employees. The following documents are hereby incorporated by reference:

                                    DOCUMENT

     1. Agreement and Plan of Merger by and among the Registrant, Transitory Corporation (a subsidiary of the Registrant) and Narrative dated December 17, 1998 (incorporated by reference to Exhibit 2.1 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

     2. Escrow Agreement dated December 30, 1998 by and among the Registrant, Charles M. Hazard, Jr. as representative of the Narrative stockholders and State Street Bank and Trust Company of California, N.A., as escrow agent (incorporated by reference to Exhibit 2.3 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

     3. Rights Agreement dated December 30, 1998 by and between the Registrant and each of the Narrative stockholders (incorporated by reference to Exhibit 2.4 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

     4. Letter Agreement dated February 9, 1999 by and between the Registrant and Carlyle Venture Coinvestment LLC (see Exhibit 99.02).

     5. Letter Agreement dated February 9, 1999 by and between the Registrant and Greylock Equity Limited Partnership (see Exhibit 99.03).

ITEM 16. EXHIBITS.

     The following exhibits are filed herewith or incorporated by reference herein:

    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
     2.01     Agreement and Plan of Merger by and among the Registrant,
              Transitory Corporation (a subsidiary of the Registrant) and
              Narrative dated December 17, 1998 (incorporated by reference to Exhibit 2.1 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14,
              1999).
     2.02     Certificate of Merger, as filed on December 30, 1998 with
              the Secretary of State of the State of Delaware
              (incorporated by reference to Exhibit 2.2 to the
              Registrant's report on Form 8-K filed with the Securities
              and Exchange Commission on January 14, 1999).
     2.03     Escrow Agreement dated December 30, 1998 by and among the
              Registrant, Charles M. Hazard, Jr. as representative of the
              Narrative stockholders and State Street Bank and Trust
              Company of California, N.A. as escrow agent (incorporated by reference to Exhibit 2.3 to the Registrant's report on Form
              8-K filed with the Securities and Exchange Commission on
              January 14, 1999).
     2.04     Rights Agreement dated December 30, 1998 by and between the
              Registrant and each of the Narrative stockholders
              (incorporated by reference to Exhibit 2.4 to the
              Registrant's report on Form 8-K filed with the Securities
              and Exchange Commission on January 14, 1999).
     3.01     Form of Fourth Amended and Restated Certificate of
              Incorporation of the Registrant filed July 16, 1997
              (incorporated by reference to Exhibit 3.06 to the
              Registrant's registration statement on Form S-1, File No.
              333-27323, declared effective July 11).
     3.02     Form of Second Amended and Restated Bylaws of Registrant
              effective July 16, 1997 (incorporated by reference to
              Exhibit 3.05 to the Registrant's registration statement on
              Form S-1, File No. 333-27323, declared effective July 11).
     4.01     Form of Certificate of the Registrant's Series A common
              stock (incorporated by reference to Exhibit 4.05 to the
              Registrant's registration statement on Form S-1, File No.
              333-27323, declared effective July 11).
     4.02     Amended and Restated Stockholders' Agreement, dated August
              1, 1996, by and among the Registrant and the parties
              indicated therein, as amended on May 15, 1997 (incorporated by reference to Exhibit 4.04 to the Registrant's
              registration statement on Form S-1, File No. 333-27323,
              declared effective July 11).
     5.01     Opinion of Fenwick & West LLP regarding legality of the
              securities being registered.
    23.01     Consent of Fenwick & West LLP (included in Exhibit 5.01).
    23.02     Consent of Ernst & Young LLP, Independent Auditors.
    23.03     Consent of PricewaterhouseCoopers LLP, Independent
              Accountants.
    24.01     Power of attorney (see pg. II-6 of this registration
              statement).

    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
    99.01     Press release issued by Registrant on December 18, 1998
              announcing its agreement to acquire Narrative (incorporated by reference to Exhibit 99.1 to the Registrant's report on
              Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).
    99.02     Letter Agreement dated February 9, 1999 by and between the
              Registrant and Carlyle Venture Coinvestment LLC.
    99.03     Letter Agreement dated February 9, 1999 by and between the
              Registrant and Greylock Equity Limited Partnership.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, At Home Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 19th day of February, 1999.

                                          AT HOME CORPORATION

                                          By:    /s/THOMAS A. JERMOLUK
                                                 -------------------------------
                                             Thomas A. Jermoluk
                                             Chairman, President and
                                             Chief Executive Officer

                               POWER OF ATTORNEY

     Each individual whose signature appears below constitutes and appoints Thomas A. Jermoluk, Kenneth A. Goldman and David G. Pine, and each of them, his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 415 promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                         TITLE                      DATE
         ---------                         -----                      ----
PRINCIPAL EXECUTIVE OFFICER:

   /s/ THOMAS A. JERMOLUK       President, Chief Executive      February 19, 1999
----------------------------    Officer and Chairman of the
     Thomas A. Jermoluk         Board

PRINCIPAL FINANCIAL OFFICER:

   /s/ KENNETH A. GOLDMAN       Senior Vice President and       February 19, 1999
----------------------------    Chief Financial Officer
     Kenneth A. Goldman

PRINCIPAL ACCOUNTING
OFFICER:

    /s/ ROBERT A. LERNER        Corporate Controller            February 19, 1999
----------------------------
      Robert A. Lerner

         SIGNATURE                         TITLE                      DATE
         ---------                         -----                      ----
ADDITIONAL DIRECTORS:

 /s/ WILLIAM R. HEARST III      Vice Chairman                   February 19, 1999
----------------------------
   William R. Hearst III

   /s/ JAMES L. BARKSDALE       Director                        February 19, 1999
----------------------------
     James L. Barksdale

     /s/ L. JOHN DOERR          Director                        February 19, 1999
----------------------------
       L. John Doerr

     /s/ LEO J. HINDERY         Director                        February 19, 1999
----------------------------
       Leo J. Hindery

     /s/ JOHN C. MALONE         Director                        February 19, 1999
----------------------------
       John C. Malone

    /s/ BRUCE W. RAVENEL        Director                        February 9, 1999
----------------------------
      Bruce W. Ravenel

    /s/ BRIAN L. ROBERTS        Director                        February 19, 1999
----------------------------
      Brian L. Roberts

    /s/ LARRY E. ROMRELL        Director                        February 19, 1999
----------------------------
      Larry E. Romrell

     /s/ JAMES R. SHAW          Director                        February 11, 1999
----------------------------
       James R. Shaw

    /s/ DAVID M. WOODROW        Director                        February 6, 1999
----------------------------
      David M. Woodrow

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
5.01      Opinion of Fenwick & West LLP regarding legality of the
          securities being registered.
23.01     Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02     Consent of Ernst & Young LLP, Independent Auditors.
23.03     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
24.01     Power of attorney (see pg. II-6 of this registration
          statement).
99.02     Letter Agreement dated February 9, 1999 by and between the
          Registrant and Carlyle Venture Coinvestment LLC.
99.03     Letter Agreement dated February 9, 1999 by and between the
          Registrant and Greylock Equity Limited Partnership.